Exhibit 2.5

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”), each representing five H Shares of par value RMB1.00 per share (the “H Shares”) of China Life Insurance Company Limited (“we,” “our company,” “our,” “us,” or the “Company”) are listed and traded on the New York Stock Exchange and, in connection with this listing (but not for trading), the H Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of H Shares and (ii) ADS holders. Shares underlying the ADSs are held by Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and holders of ADSs will not be treated as holders of the shares.

Description of H Shares

The following are summaries of material provisions of our amended and restated articles of association and the applicable laws and regulations of the People’s Republic of China (the “PRC”), insofar as they relate to the material terms of our H Shares. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire articles of association, which has been filed with the SEC as an exhibit to our annual report on Form 20-F for the financial year ended December 31, 2020 (the “Form 20-F”).

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The Company’s H Shares have a par value of RMB1.00 per share. The number of H Shares that have been issued and outstanding as of the last day of the financial year ended December 31, 2020 is set forth on the cover of the Form 20-F. The Company’s H Shares may be held in either certificated or uncertificated form. Subject to the applicable securities laws, regulations and listing rules where the securities of the Company are listed, you may refer to “Item 10.B. Additional Information — Articles of Association — Restrictions on Transferability and the Share Register” for restrictions on share transfers.

Preemptive Rights (Item 9.A.3 of Form 20-F)

See “Item 10. Additional Information—Memorandum and Articles of Association—Increases in Share Capital” of the Form 20-F.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

See “Item 8. Financial Information—Consolidated Financial Statements and other Financial Information—Policy on Dividend Distributions,” “Item 10. Additional Information—Memorandum and Articles of Association” and “Item 12. Description of Securities Other than Equity Securities—American Depositary Shares” of the Form 20-F.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions” and “Item 10. Additional Information—Memorandum and Articles of Association” of the Form 20-F.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

See “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights and Shareholders’ Meetings” of the Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

See “Item 10. Additional Information—Exchange Controls” and “Item 12. Description of Securities Other than Equity Securities—American Depositary Shares” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 10. Additional Information—Memorandum and Articles of Association” of the Form 20-F.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There is no such provision in the Company’s Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in according with the applicable securities laws, regulations and listing rules where the securities of the Company are listed. Please also see “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Ownership” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of Form 20-F.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Item 10. Additional Information—Memorandum and Articles of Association—Certain Differences Between PRC Company Law and Delaware Corporate Law” and “Item 16G—Corporate Governance” of the Form 20-F.

Changes in Capital (Item 10.B.10 of Form 20-F)

See “Item 10. Additional Information—Memorandum and Articles of Association” of the Form 20-F.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

Description of American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The Depositary issues the ADSs. Each ADS represents an ownership interest of five H Shares, deposited with the custodian, as agent of the Depositary, under the deposit agreement dated January 4, 2010 (as subsequently amended, the “Deposit Agreement”), among our company, the Depositary, and the holders of the American Depositary Receipts (“ADRs”) thereunder. Each ADS also represents any securities, cash or other property deposited with the Depositary, but which it has not distributed directly to you. In our description, references to ADRs include the statements you will receive which reflect your ownership of ADSs.

The Depositary’s corporate trust office is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the Depositary is located at 60 Wall Street, New York, NY 10005, USA.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the Depositary, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of the broker or financial institution to assert the rights of an ADS holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the Depositary’s nominee will be the registered owner of the shares, you must rely on it to exercise the rights as a shareholder on your behalf. Your rights as an ADS holder as well as the rights and obligations of the Depositary and its agents are set out in the Deposit Agreement. By holding an ADR, you become party to the Deposit Agreement. The Deposit Agreement and the ADSs are governed by New York law. However, our obligations to the holders of our H Shares will continue to be governed by the laws of the PRC, which may be different from laws in the United States.

The following is a summary of the material terms of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR which contains the terms of your ADSs. The Deposit Agreement (including the form of ADR) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Registration Statement on Form F-6 (File No. 333-164005) for our company.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the H Shares underlying your ADSs?

We may make various types of distributions with respect to our securities. The Depositary has agreed to the extent reasonably practicable and subject to certain other considerations, to pay to you the cash dividends or other distributions it or the custodian receives on H Shares or other deposited securities, after deducting its expenses and any applicable taxes. You will receive these distributions in proportion to the number of underlying H Shares that your ADSs represent.

Except as stated below, to the extent the Depositary is legally permitted, it will deliver distributions to ADS holders in proportion to their interests in the following manner:

Cash. The Depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) the distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the Depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that the conversion may be made on a reasonable basis, (2) to the extent that it determines that the transfer may be made on a reasonable basis, transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner.

H Shares. In the case of a distribution in H Shares, the Depositary will issue additional ADRs to evidence the number of ADSs representing these H Shares. Only whole ADSs will be issued. Any H Shares which would result in fractional ADSs will be sold, and the net proceeds will be distributed to the ADS holders entitled thereto.

Rights to receive additional H Shares. In the case of a distribution of rights to subscribe for additional H Shares or other rights, subject to the timely provision by us of evidence satisfactory to the Depositary that the Depositary may lawfully distribute such rights, the Depositary may arrange for ADS holders to instruct the Depositary as to the exercise of these rights. In the event we do not furnish such evidence, provided that the sale of such rights is practicable, the Depositary may sell these rights if practicable and distribute to you the net proceeds of such sale. However, in the event we do not furnish such evidence and the sale of such rights cannot practicably be accomplished by reason of non-transferability of such rights, limited markets therefor, their short duration or otherwise, the Depositary may allow such rights to lapse, in which case ADS holders will not receive anything.

We have no obligation to file a registration statement under the Securities Act of 1933 in order to make any rights available to ADS holders.

Other distributions. In the case of a distribution of securities or property other than those described above, the Depositary may either:

•	distribute the securities or property in any manner it deems equitable and practicable;

•

to the extent the Depositary deems distribution of the securities or property not to be equitable and practicable, sell the securities or property, as applicable, and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

The Depositary may choose any practical method of distribution for any specific ADS holder, including the distribution of foreign currency, securities or property, or it may retain these items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADSs?

The Depositary will issue ADSs if you or your broker deposits H Shares or evidence of rights to receive H shares with the custodian.

H Shares deposited with the custodian must be accompanied by specified documents, including instruments showing that the H Shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited H Shares for the account of the Depositary. ADS holders thus have no direct ownership interest in the H Shares and only have such rights as are contained in the Deposit Agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited H Shares. We refer to the deposited H Shares and any such additional items as “deposited securities.”

Upon each deposit of H Shares, receipt of related delivery documentation and compliance with other applicable provisions of the Deposit Agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will issue an ADR or ADRs to or upon the order of the person entitled to the ADR evidencing the aggregate number of ADSs to which such person is entitled.

All of the ADSs issued will, unless specifically requested to the contrary, be part of The Depositary Trust Company’s direct registration system utilized by the Depositary, pursuant to which the Depositary may record ownership of ADRs without the issuance of a certificate, and such ownership will be evidenced by periodic statements issued by the Depositary to the relevant holders, showing the number of ADSs registered in the holder’s name. An ADS holder can request that the ADSs not be held through the direct registration system and that certificated ADRs be issued.

How do ADS holders cancel an ADS and obtain deposited securities?

When you surrender your ADS pursuant to the terms and conditions of the Deposit Agreement, the Depositary will, upon payment of certain applicable fees, charges and taxes and upon receipt of proper instructions, deliver the underlying H Shares to an account designated by you maintained by us or an accredited intermediary, such as a bank, acting as a registrar for the deposited securities. At your risk, expense and request, the Depositary may deliver deposited securities at such other place as you may request.

Subject to any amendment of the General Instructions I.A.(1) of Form F-6, the Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the Depositary, or the deposit of H Shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

Voting Rights

How do you vote?

After receipt from us a notice of a meeting or solicitation of consents or proxies of holders of H Shares or other deposited securities, the Depositary will distribute to the holders of ADSs a notice containing information in our notice and any solicitation materials and informing such holders that each holder of the record date set by the Depositary, subject to the provisions of applicable Hong Kong or PRC law, may instruct the Depositary as to the exercise of the voting pertaining to deposited securities represented by the relevant holder’s ADSs and the manner in which such instructions may be given, including the giving of a discretionary proxy to a person designated by us. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as is practical, subject to the provisions of the underlying H Shares or other deposited securities, to vote or to have its agents vote the H Shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. The Depositary itself will not exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Record Dates

The Depositary may, after consultation with us, fix record dates for the determination of the ADS holders who will be entitled:

•	to receive a dividend, distribution or rights; or

•	to give instructions for the exercise of voting rights at a meeting of holders of H Shares or other deposited securities,

all subject to the provisions of the Deposit Agreement.

Reports and Other Communications

Will you be able to view our reports?

The Depositary will make available for inspection by holders of the ADSs at the Depositary’s office any written communications received from us, which are both (1) received by the custodian or its nominee as a holder of the deposited securities and (2) made generally available to the holders of the deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the Depositary or the custodian, and we request the Depositary to provide them to ADS holders, the Depositary will mail copies of them, or, at its option, summaries of them, to ADS holders.

Fees and Expenses

What fees and expenses will you be responsible for paying?

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered.

The following additional charges will be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs made;

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation shares system upon which the ADSs are traded, a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution;

•

a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of those securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to those entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the Depositary, including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment, in delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the Depositary and any agent of the Depositary, except the custodian, under agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADS holders must pay any tax or other governmental charge payable by the custodian or the Depositary on any ADS, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the Depositary may (1) deduct the amount of the tax or charge from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of the sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay those taxes and distribute any remaining net proceeds to the ADS holders who are entitled to them.

Reclassifications, Recapitalizations and Mergers

If we take specified actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the Depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with these actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities, and each ADS will then represent a proportionate interest in that property.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the terms of the ADSs without your consent for any reason. You will be given a notice at least 30 days in advance of any amendment that imposes or increases any fees or charges (other than share transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that will otherwise prejudice any substantial existing right of ADS holders. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to consent and agree to the amendment and to be bound by the Deposit Agreement and the terms of the ADSs as amended. Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or H Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by holders, shall be deemed not to prejudice any substantial rights of holders. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation adopted by a governmental body.

No amendment will impair your right to surrender your ADSs and receive the deposited securities, except in order to comply with mandatory provisions of applicable law.

How may the Deposit Agreement be terminated?

Upon the resignation or removal of the Depositary pursuant to the Deposit Agreement, the Depositary shall, at our written direction, terminate the Deposit Agreement by giving the ADSs holders at least 30 days’ prior notice. After termination, the Depositary’s only responsibility will be (1) to deliver deposited securities to ADS holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales as long as it may lawfully do so, without liability for interest, in trust for the pro rata benefit of ADS holders who have not surrendered their ADRs. After making the sale, the Depositary will have no obligations except to account for the proceeds and other cash. The Depositary will not be required to invest the proceeds or pay interest on them.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the Depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs or the delivery of any distribution in respect of the ADRs, the Depositary and its custodian may require you to pay, provide or deliver:

•

payment of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the ADR;

•

the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, and compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement.

The Deposit Agreement expressly limits the obligations and liabilities of the Depositary, ourselves and our respective agents. Neither we nor the Depositary nor any such agent will be liable if:

•

any present or future law, regulation of the United States, Hong Kong, the PRC or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or any ADR provides shall be done or performed by it;

•	it exercises or fails to exercise discretion authorized under the Deposit Agreement;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or fails to take any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADSs or any other person believed by it to be competent to give such advice or information; or

•	it relies upon on any documents it believes in good faith to be genuine and to have been properly executed.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense, including fees and disbursements of counsel, and liability is furnished as often as we require. The Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any registered holder or holders of ADSs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process of, banking, securities or other regulators.

The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the Depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The Depositary may own and deal in deposited securities and in ADSs.

Disclosure of interests in ADSs

We may from time to time request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in those ADSs; and

•	the nature of that interest and various other matters.

You and other holders and beneficial owners will be subject to the provisions of the Hong Kong Securities and Futures Ordinance (the “Ordinance”) and any other legislation or regulations of Hong Kong from time to time in effect regarding the disclosure of interests in shares. For this purpose, “interest” has the meaning provided in the Ordinance. Under the Ordinance, you may have a duty to notify us and the Hong Kong Stock Exchange if you become aware that your interest in H Shares, including your interest in H Shares represented by ADSs, equals or exceeds 5% of long positions in our issued H share capital or 5% of long positions and 1% of short positions in our issued H share capital. You are also further required to notify us and the Hong Kong Stock Exchange of certain changes in your interest in the shares, or if you cease to have such interest or acquired more of our issued share capital. Under the Ordinance, we have certain rights and duties to make inquiries of persons whom we know or have reasonable cause to believe to be interested in our H Shares, including those represented by ADSs, concerning such persons’ interests in our H Shares. In the event that any person to whom we have made such inquiries fails to respond, or provides false information in response, such person may be subject to sanctions and criminal penalties.

The Depositary has agreed that it will use reasonable efforts to comply with our written instructions requesting that it forward any such requests for information relating to your interests to you. By holding an ADS or an interest in an ADS, you will be agreeing to comply with these requests.

Requirements for Depositary Actions

We, the Depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities, unless the Deposit Agreement provides otherwise,

•	until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required in the Deposit Agreement;

•	the holder has provided the Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the Depositary may establish under the Deposit Agreement.

The Depositary may also suspend the issuance of ADSs, the deposit of H Shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the Depositary decides it is advisable to do so.

Books of Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs. You may inspect these records at our office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.

The Depositary will maintain facilities for the delivery and receipt of ADSs.